Exhibit 99.1

Phoenix New Media Announces Consolidation of Tianbo to Accelerate the Growth of its Real Estate Vertical

BEIJING, April 1, 2019 —Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that as part of its ongoing strategy to accelerate the development of its real estate vertical, it will fully consolidate the financial statements of Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”) starting from April 1, 2019.

Tianbo is principally engaged in the operation of the real estate channel and sales of real estate advertisements for the Company’s website, ifeng.com. Tianbo was previously a consolidated subsidiary of the Company. In December 2014, the Company disposed of certain equity interest of, and lost control over Tianbo, to allow Tianbo to pursue its independent development. Since then, the Company has held 50% of the equity interest in Tianbo and accounted for it using the equity method of accounting. For illustrative purposes only, Tianbo’s unaudited revenues were approximately 13.4% of the Company’s revenues (which did not consolidate Tianbo’s revenues) in 2018. The Company recorded income from equity method investment of RMB5.4 million due to its investment in Tianbo, which represented 50% of Tianbo’s net income, in 2018.

To further bolster the development of the Company’s real estate vertical and to create more synergies on Tianbo’s new business expansion as a second-hand real estate platform, shareholders of Tianbo recently agreed to make certain revisions to the articles of association of Tianbo to allow the Company to regain control over Tianbo. As a result, the Company will fully consolidate the financial statements of Tianbo as a subsidiary starting from April 1, 2019, which may have material impacts on the Company’s consolidated financial statements for periods ending after such date.

Mr. Shuang Liu, Chief Executive Officer of ifeng, commented, “We saw Tianbo has grown tremendously with over 70% CAGR (Compound Annual Growth Rate) of revenues in the past 5 years. By leveraging our resources and brand influence, the integration of Tianbo’s service offerings will further solidify the industry-leading position of our real estate vertical, especially the growth potential of our second-hand housing business. Going forward, we are confident that our enhanced real estate vertical will become a partner of choice for realtors and property developers in China. More importantly, by offering coverage of all the essential aspects of the housing market in China, our real estate vertical will serve as an integral part of our strategy to help our users cultivate a healthy, happy, and fulfilling lifestyle.”

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading application and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com